Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders


Nuveen New York Municipal Value Fund, Inc.
33-15879
811-5238

A special meeting of shareholders was held in the offices of Nuveen Investments on October 12, 2007, with the meeting being subsequently adjourned to October 22 and additionally adjourned to November 8, 2007, at this meeting shareholders were asked to vote on a new Investment Management Agreement.

Voting results for the new investment management agreement are as follows:

<c>To approve a new investment management agreement
<c>Common and MuniPreferred shares voting together as a class
   For
             7,733,973
   Against
                435,249
   Abstain
                333,356
   Broker Non-Votes
             2,949,336
      Total
           11,451,914


Proxy materials are herein incorporated by reference to the SEC filing on August 22, 2007, under Conformed Submission Type DEF 14A, accession number 0000950134-07-012843.